Exhibit 12.1

Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008

Fixed charges – interest expensed	$148,076	$170,967	$245,543	$760,988	$2,144,378

Earnings
Income before assessments	$90,881	$57,645	$142,565	$201,541	$108,125
Fixed charges	148,076	170,967	245,543	760,988	2,144,378

Total earnings	$238,957	$228,612	$388,108	$962,529	$2,252,503

Ratio of earnings to fixed charges	1.61	1.34	1.58	1.26	1.05